UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                SCHEDULE 13D
       Under the Securities Exchange Act of 1934 (Amendment No. 5 )*
                                                               ---
                     INSTRUMENTATION LABORATORY S.P.A.
                              (Name of Issuer)

  Ordinary Shares, par value (euro)0.33 per share, and American Depositary
     Shares, each representing the right to receive one Ordinary Share
                       (Title of Class of Securities)

                                457810109**
                               (CUSIP Number)

                            Jose Maria Rubiralta
                     Izasa Distribuciones Tecnicas S.A.
                                 Aragon, 90
                           08015 Barcelona, Spain
                             +34 (93) 401 0108

                                  Copy to:

                            Timothy E. Peterson
           Fried, Frank, Harris, Shriver & Jacobson (London) LLP
                                99 City Road
                      London EC1Y 1AX, United Kingdom
                             +44 (20) 7972 9600

          (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                               July 27, 2004
          (Date of Event which Requires Filing of this Statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).


---------------------------------
** CUSIP Number is for American Depositary Shares. There is no CUSIP Number for Ordinary Shares.

CUSIP No. 457810109

-------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON                          IL HOLDING S.P.A.
        SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

-------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a)  [X]
                                                                 (b)  [ ]
-------------------------------------------------------------------------------
3       SEC USE ONLY

-------------------------------------------------------------------------------
4       SOURCE OF FUNDS      N/A

-------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
        REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                       [ ]

-------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION           Republic of Italy

-------------------------------------------------------------------------------
                                               7       SOLE VOTING POWER
                                                       0
                                               --------------------------------
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH    8       SHARED VOTING POWER
REPORTING PERSON WITH
                                                       349,305,155
                                               --------------------------------
                                               9       SOLE DISPOSITIVE POWER
                                                       0
                                               --------------------------------
                                               10      SHARED DISPOSITIVE POWER
                                                       349,305,155
-------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY
        EACH REPORTING PERSON                                      349,305,155

-------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES                                                [ ]

-------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW  (11)            96.4%

-------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON          HC, CO

-------------------------------------------------------------------------------

CUSIP No. 457810109

-------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON                          MISCEL HOLDING B.V.
        SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

-------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a)  [X]
                                                                 (b)  [ ]
-------------------------------------------------------------------------------
3       SEC USE ONLY

-------------------------------------------------------------------------------
4       SOURCE OF FUNDS      N/A

-------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
        REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                       [ ]

-------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION           The Netherlands

-------------------------------------------------------------------------------
                                               7       SOLE VOTING POWER
                                                       0
                                               --------------------------------
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH    8       SHARED VOTING POWER
REPORTING PERSON WITH
                                                       349,305,155
                                               --------------------------------
                                               9       SOLE DISPOSITIVE POWER
                                                       0
                                               --------------------------------
                                               10      SHARED DISPOSITIVE POWER
                                                       349,305,155
-------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY
        EACH REPORTING PERSON                                    349,305,155

-------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES                                                [ ]

-------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW  (11)            96.4%

-------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON          HC, CO

-------------------------------------------------------------------------------

CUSIP No. 457810109

-------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON            IZASA DISTRIBUCIONES TECNICAS S.A.
        SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

-------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a)  [X]
                                                                 (b)  [ ]

-------------------------------------------------------------------------------
3       SEC USE ONLY

-------------------------------------------------------------------------------
4       SOURCE OF FUNDS      OO

-------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
        REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                       [ ]

-------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION           Kingdom of Spain

-------------------------------------------------------------------------------
                                               7       SOLE VOTING POWER
                                                       0
                                               --------------------------------
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH    8       SHARED VOTING POWER
REPORTING PERSON WITH
                                                       349,305,155
                                               --------------------------------
                                               9       SOLE DISPOSITIVE POWER
                                                       0
                                               --------------------------------
                                               10      SHARED DISPOSITIVE POWER
                                                       349,305,155
-------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY
        EACH REPORTING PERSON                                    349,305,155
-------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES                                                [ ]

-------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW  (11)            96.4%

-------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON          HC, CO

-------------------------------------------------------------------------------

CUSIP No. 457810109

-------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON                        GRUPO CH-WERFEN, S.A.
        SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

-------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a)  [X]
                                                                 (b)  [ ]

-------------------------------------------------------------------------------
3       SEC USE ONLY

-------------------------------------------------------------------------------
4       SOURCE OF FUNDS      AF

-------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
        REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                       [ ]

-------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION               Kingdom of Spain

-------------------------------------------------------------------------------
                                               7       SOLE VOTING POWER
                                                                    0
                                               --------------------------------
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH    8       SHARED VOTING POWER
REPORTING PERSON WITH
                                                       349,305,155
                                               --------------------------------
                                               9       SOLE DISPOSITIVE POWER
                                                                   0
                                               --------------------------------
                                               10      SHARED DISPOSITIVE POWER
                                                       349,305,155
-------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY
        EACH REPORTING PERSON                                     349,305,155

-------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
        EXCLUDES CERTAIN SHARES                                       [ ]

-------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)             96.4%

-------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON        HC, CO

-------------------------------------------------------------------------------

CUSIP No. 457810109

-------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON                        JOSE MARIA RUBIRALTA
        SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

-------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a)  [X]
                                                                 (b)  [ ]

-------------------------------------------------------------------------------
3       SEC USE ONLY

-------------------------------------------------------------------------------
4       SOURCE OF FUNDS      AF

-------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
        REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                       [ ]

-------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION              Kingdom of Spain

-------------------------------------------------------------------------------
                                               7       SOLE VOTING POWER
                                                                    0
                                               --------------------------------
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH    8       SHARED VOTING POWER
REPORTING PERSON WITH
                                                       349,305,155
                                               --------------------------------
                                               9       SOLE DISPOSITIVE POWER
                                                                   0
                                               --------------------------------
                                               10      SHARED DISPOSITIVE POWER
                                                       349,305,155
-------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY
        EACH REPORTING PERSON                                  349,305,155

-------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
        EXCLUDES CERTAIN SHARES                                       [ ]

-------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)           96.4%

-------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON        HC, IN

-------------------------------------------------------------------------------

CUSIP No. 457810109

-------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON                          FRANCISCO RUBIRALTA
        SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

-------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a)  [X]
                                                                 (b)  [ ]

-------------------------------------------------------------------------------
3       SEC USE ONLY

-------------------------------------------------------------------------------
4       SOURCE OF FUNDS      AF

-------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
        REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                       [ ]

-------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION             Kingdom of Spain

-------------------------------------------------------------------------------
                                               7       SOLE VOTING POWER
                                                                    0
                                               --------------------------------
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH    9       SHARED VOTING POWER
REPORTING PERSON WITH
                                                       349,305,155
                                               --------------------------------
                                               9       SOLE DISPOSITIVE POWER
                                                                   0
                                               --------------------------------
                                               10      SHARED DISPOSITIVE POWER
                                                       349,305,155
-------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY
        EACH REPORTING PERSON                                 349,305,155

-------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
        EXCLUDES CERTAIN SHARES                                       [ ]

-------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)          96.4%

-------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON        HC, IN

-------------------------------------------------------------------------------

          Miscel Holding B.V., Izasa Distribuciones Tecnicas S.A., Grupo CH-Werfen S.A., Jose Maria Rubiralta and Francisco Rubiralta originally filed the Schedule 13D on February 5, 2001 and subsequently amended the
Schedule 13D by filing amendments on July 24, 2001 ("Amendment 1") and December 28, 2001 ("Amendment 2").

          Izasa Distribuciones Tecnicas S.A., Grupo CH-Werfen S.A., Jose Maria Rubiralta and Francisco Rubiralta launched on December 28, 2001 a tender offer for all outstanding American depositary shares of the Issuer. Consequently they filed a Schedule TO under which they concurrently amended their Schedule 13D. The final amendment to this Schedule TO was filed on February 22, 2002. The Schedule TO, filed on December 28, 2001, as amended from time to time, is attached hereto as Exhibit 1.

          Miscel Holding B.V. was not a filing person to the Schedule TO, and therefore amended this Schedule 13D by filing amendments on January 25, 2002 ("Amendment 3") and February 26, 2002 ("Amendment 4") on its own behalf.

          Because this Amendment No. 5 is the first electronic filing of the Schedule 13D via Edgar, the Schedule 13D is hereby amended and restated as follows:

Item 1:   Security and Issuer
          -------------------

          This statement on Schedule 13D relates to the ordinary shares, par value (euro)0.33 per share (the "Ordinary Shares"), and American Depositary Shares, each representing the right to receive one Ordinary Share (the "ADSs" and collectively with the Ordinary Shares, the "Shares") of Instrumentation Laboratory S.p.A., a company incorporated under the laws of the Republic of Italy (the "Issuer"). The principal executive offices of the Issuer are at Viale Monza 338, 20128 Milano, Italy.

Item 2.   Identity and Background
          -----------------------

          (a), (b), (c) and (f): This Schedule 13D is being jointly filed by the following persons (each a "Reporting Person" and together, the "Reporting Persons"):

(1) Jose Maria Rubiralta and Francisco Rubiralta collectively own 100% of the outstanding share capital of Grupo CH-Werfen, S.A. Messrs. Rubiralta's business address is Viladomat 162, 08015 Barcelona, Spain. Messrs. Rubiralta are citizens of the Kingdom of Spain. Information with respect to Messrs. Rubiraltas' principal occupations is set forth on Schedule I attached to this Schedule 13D.

(2) Grupo CH-Werfen, S.A. (the "Parent") is organized under the laws of the Kingdom of Spain, with its principal executive offices at Viladomat 162, 08015 Barcelona, Spain. The Parent is a holding company of global healthcare investments. Grupo CH-Werfen, S.A. wholly owns Izasa Distribuciones Tecnicas S.A. Information with respect to the directors and executive officers of the Parent is set forth on
     Schedule I attached to this Schedule 13D.

(3) Izasa Distribuciones Tecnicas S.A ("Izasa") is organized under the laws of the Kingdom of Spain, with its principal executive offices at Aragon 90, 08015 Barcelona, Spain. Izasa is a hospital supply company involved in the distribution of diagnostic, hospital and research products principally in the Iberian Penninsula. Izasa wholly owns Miscel Holding B.V. Information with respect to the directors and executive officers of Izasa is set forth on Schedule I attached to this Schedule 13D.

(4) Miscel Holding B.V. ("Miscel") is organized under the laws of The Netherlands, with its principal executive offices at Ambachtsweg 3-4, 4301 Ijsselstein, The Netherlands. Miscel is a holding company of European healthcare investments. Information with respect to the directors and executive officers of Miscel is set forth on Schedule I attached to this Schedule 13D.

(5) IL Holding S.p.A. ("IL Holding") is organized under the laws of the Republic of Italy, with its principal executive offices at Viale Monza 338, 20128 Milano, Italy. IL Holding is the immediate holding company of the Issuer. Information with respect to the directors and executive officers of IL Holding is set forth on Schedule I attached to this
     Schedule 13D.

          (d) and (e): During the last five years, none of the Reporting Persons, or, to the knowledge of the Reporting Persons, any director or officer of the Reporting Persons: (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3:   Source and Amount of Funds or Other Consideration
          -------------------------------------------------

          On May 22, 1998, the Issuer conducted a rights offering relating to its Shares, whereby each shareholder received rights to subscribe for five additional Shares for every three Shares held of record at a price of Lit. 2,500 per new Share. In this rights offering, Miscel purchased 17,235,126 Shares for approximately Lit. 43.1 billion (approximately US$25,659,000), which came from working capital.

          On February 5, 2001, Izasa and the Parent agreed to purchase the Shares tendered in relation to the tender offer launched on November 20, 2000. The total amount of funds necessary to purchase the tendered Shares was US$2,574,930.50, which came from Izasa's cash reserves and working capital.

          On July 1, 2001, Izasa for itself and as assignee of Miscel, agreed to purchase 46,511,627 of the Issuer's ordinary shares. In consideration for these ordinary shares Izasa cancelled a certain portion of the Issuer's outstanding debt owed to it equal to (euro)59,999,998.83.

          On December 28, 2001, Izasa and the Parent launched another tender offer for all of the outstanding Shares. The tender offer expired on February 19, 2002 and Izasa purchased 700,194 Shares. The total amount of funds necessary to purchase the tendered Shares was US$350,097, which came from Izasa's cash reserves and working capital.

          On May 26, 2004, IL Holding subscribed for 271,819,984 newly issued ordinary shares. In consideration for these shares IL Holding cancelled all of the debt and certain portion of the accrued interest that the Issuer owed to IL Holding, equaling to (euro)89,700,595.

Item 4:   Purpose of Transactions
          -----------------------

          On November 20, 2000, Izasa and the Parent launched a tender offer for all of the outstanding Shares not already owned by them or one of their affiliates, as part of a proposed going private transaction. The Issuer attempted, without succeeding, to reduce the number of U.S. holders below 300, which would have enabled the Issuer to go private under the Exchange Act. As disclosed in the Schedule TO filed on November 20, 2000, as amended from time to time, Izasa and the Parent waived the condition of going private, and proceeded to close the tender offer. On February 5, 2001, the tender offer expired and the Izasa purchased 3,811,547 shares.

          On April 20, 2001, the Issuer convened an Ordinary and Extraordinary Shareholders Meeting. At the meeting, the shareholders resolved, among other things, to increase the Issuer's capital stock in an amount of (euro)59,999,998.83. Newly issued ordinary shares were issued at
(euro)1.29 per ordinary share. Izasa for itself and as assignee of Miscel, agreed to subscribe for these ordinary shares. In consideration for these ordinary shares Izasa cancelled a certain portion of the Issuer's outstanding debt owed to it equal to (euro)59,999,998.83. This transaction occurred on July 18, 2001.

          On December 28, 2001, Izasa and the Parent launched another tender offer for all of the Shares not already owned by them or one of their affiliates, as part of a proposed going private transaction. The purpose of the transaction was again to attempt to reduce the number of U.S. holders below 300 in order for the Issuer to go private under the Exchange Act. Izasa and the Parent again offered US$ 0.50 per share in cash. Izasa and the Parent eventually waived the condition of going private, and proceeded to close the tender offer. On February 19, 2002, the tender offer expired and Izasa purchased 700,194 American Depositary Shares. Together with the shares that Izasa, the Parent and their affiliates already held, after the expiration of the tender offer they beneficially owned approximately 85.4% of our outstanding shares.

          On March 29, 2004, the Issuer convened an Ordinary and Extraordinary Shareholders' Meeting at which the shareholders, among other things, resolved to increase the capital stock by a maximum amount of
(euro)104,999,999.94 by offering up to 318,181,818 new ordinary shares. At the same meeting the shareholders resolved to decrease the par value of the ordinary share from (euro)1.29 to (euro)0.33. Newly issued ordinary shares were issued at the new par value of (euro)0.33 per ordinary share. IL Holding agreed to subscribe 85.4% of the new ordinary shares. In consideration for these ordinary shares subscribed, the Issuer agreed to cancel the outstanding debt of (euro)89,700,595 the Issuer owed to IL Holding. This transaction occurred on July 27, 2004.

          On November 20, 2000 and on December 28, 2001, the Parent and Izasa launched a tender offer for all outstanding shares of the Issuer not already beneficially owned by them. Although the Parent and Izasa were not successful in taking the Issuer private, the Parent and Izasa are now deemed to beneficially own 96.4% of the Issuer's outstanding Shares as a result of the transactions described above and may in the future acquire additional shares of the Issuer through one or more open-market purchases, negotiated transactions or otherwise. If at any time the Issuer meets the necessary requirements, it may apply for termination of the registration of its shares under the U.S. Securities Exchange Act of 1934, as amended. The Issuer may decide at any time to terminate its American Depositary Receipt facility.

Item 5:   Interest in Securities of the Issuer.
          ------------------------------------

          (a) The approximate aggregate percentage of the Shares reported beneficially owned by each Reporting Person herein is based on 362,521,089 Shares outstanding, which is the total number of shares outstanding as of May 27, 2004.

          As of May 27, 2004:

(1) Messrs. Rubiralta do not own any Shares of the Issuer directly. By reason of the provisions of Rule 13d-3 under the Exchange Act, Messrs. Rubiralta may be deemed to own beneficially a total of 349,305,155 Shares, constituting approximately 96.4% of the Shares outstanding.

(2) The Parent does not own any Shares of the Issuer directly. By reason of the provisions of Rule 13d-3 under the Exchange Act, the Parent may be deemed to own beneficially a total of 349,305,155 Shares, constituting approximately 96.4% of the Shares outstanding.

(3) Izasa does not own any Shares of the Issuer directly. By reason of the provisions of Rule 13d-3 under the Exchange Act, Izasa may be deemed to own beneficially a total of 349,305,155 Shares, constituting approximately 96.4% of the Shares outstanding.

(4) Miscel does not own any Shares of the Issuer directly. By reason of the provisions of Rule 13d-3 under the Exchange Act, Miscel may be deemed to own beneficially a total of 349,305,155 Shares, constituting approximately 96.4% of the Shares outstanding.

(5) IL Holding owns directly 349,305,155 Shares, constituting approximately 96.4% of the Shares outstanding.

          (b) As of May 27, 2004:

(1) Messrs. Rubiralta do not have the direct power to vote any Shares. By virtue of Messrs. Rubiralta's ownership and control of Izasa, IL Holding, Miscel and the Parent, Messrs. Rubiralta may be deemed to share the indirect power to vote and direct the disposition of the 349,305,155 Shares.

(2) The Parent does not have the direct power to vote any Shares. By virtue of the Parent's indirect wholly-owned control of the issued capital stock of IL Holding, it also may be deemed to share the indirect power to vote and direct the disposition of the 349,305,155 Shares.

(3) Izasa does not have the direct power to vote any Shares. By virtue of the Izasa's direct and indirect wholly-owned control of the issued capital stock of IL Holding, it also may be deemed to share the indirect power to vote and direct the disposition of the 349,305,155 Shares.

(4) Miscel does not have the direct power to vote any Shares. By virtue of the Miscel's direct control of the issued capital stock of IL Holding, it also may be deemed to share the indirect power to vote and direct the disposition of the 349,305,155 Shares.

(5) IL Holding has the direct power to vote and direct the disposition of the 349,305,155 Shares that it holds directly.

          (c) On May 27, 2004, IL Holding subscribed for 271,819,984 newly issued Shares at the nominal value of (euro)0.33 per ordinary share. In consideration for these ordinary shares, IL Holding cancelled all of the debt and certain portion of the accrued interest that the Issuer owed to IL Holding equaling to (euro)89,700,595.

          (d) To the best of the knowledge of each Reporting Person, no person other than the Reporting Persons has the rights to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by such Reporting Persons.

          (e) Not applicable.

Item 6: Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
          -------------------------------------------------------------

          None of the Reporting Persons, or to the best knowledge of the Reporting Persons, any of their directors or executive officers, have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any securities of the Issuer, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7:   Material to be Filed as Exhibits
          --------------------------------

          Exhibit 1 -    Offer to Purchase by Izasa Distribuciones Tecnicas
                         S.A. for all the outstanding American depositary shares of Instrumentation Laboratory S.p.A. dated
                         December 28, 2001, which is hereby incorporated by reference to the Schedule TO/13E-3 filed on December 28, 2001, as amended from time to time.

          Exhibit 2 -    Joint Filing Agreement.

                                 SIGNATURES

          After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: September 10, 2004

                                      JOSE MARIA RUBIRALTA


                                      By: /s/ Jose Maria Rubiralta
                                          ---------------------------


                                      FRANCISCO RUBIRALTA


                                      By: /s/ Francisco Rubiralta
                                          ---------------------------


                                      GRUPO CH-WERFEN, S.A.


                                      By: /s/ Jose Maria Rubiralta
                                          ---------------------------
                                          Name: Jose Maria Rubiralta
                                          Title: Sole Director


                                      IZASA DISTRIBUCIONES TECNICAS S.A.


                                      By: /s/ Jose Maria Rubiralta
                                          ---------------------------
                                          Jose Maria Rubiralta
                                          Title: Sole Director


                                      MISCEL HOLDING B.V.


                                      By: /s/ Jose Maria Rubiralta
                                          ---------------------------
                                          Name: Jose Maria Rubiralta
                                          Title: President


                                      IL HOLDING S.P.A.


                                      By: /s/ Jose Maria Rubiralta
                                          ---------------------------
                                          Name: Jose Maria Rubiralta
                                          Title: Sole Director

                     EXHIBIT 2--JOINT FILING AGREEMENT
                           Joint Filing Agreement

          The undersigned hereby agree that the Statement on Schedule 13D filed herewith (and any amendments thereto), relating to the Ordinary Shares, par value (euro)0.33 per share, of Instrumentation Laboratory, S.p.A., and American Depositary Shares, each representing the right to receive one Ordinary Share, is being filed jointly with the Securities and Exchange Commission pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, on behalf of each such person.

Dated: September 10, 2004

                                      JOSE MARIA RUBIRALTA


                                      By: /s/ Jose Maria Rubiralta
                                          ---------------------------


                                      FRANCISCO RUBIRALTA


                                      By: /s/ Francisco Rubiralta
                                          ---------------------------


                                      GRUPO CH-WERFEN, S.A.


                                      By: /s/ Jose Maria Rubiralta
                                          ---------------------------
                                          Name: Jose Maria Rubiralta
                                          Title: Sole Director


                                      IZASA DISTRIBUCIONES TECNICAS S.A.


                                      By: /s/ Jose Maria Rubiralta
                                          ---------------------------
                                          Jose Maria Rubiralta
                                          Title: Sole Director


                                      MISCEL HOLDING B.V.


                                      By: /s/ Jose Maria Rubiralta
                                          ---------------------------
                                          Name: Jose Maria Rubiralta
                                          Title: President


                                      IL HOLDING S.P.A.


                                      By: /s/ Jose Maria Rubiralta
                                          ---------------------------
                                          Name: Jose Maria Rubiralta
                                          Title: Sole Director

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                                 SCHEDULE 1

DIRECTORS  AND  EXECUTIVE  OFFICERS  OF THE  PARENT,  IZASA,  MISCEL AND IL
HOLDING.   Set  forth  below  is  the  name,   current  business   address,
citizenship, present principal occupation or employment and business address of each director and executive officer of the Parent, Izasa, Miscel and IL Holding. Unless otherwise stated, the current business address for each individual listed below is Izasa Distribuciones Tecnicas S.A., Aragon, 90, 08015 Barcelona, Spain.

NAME                         POSITION WITH PARENT            CITIZENSHIP
Jose Maria Rubiralta         Sole Director, President        Spain
Francisco Rubiralta          Sole Director                   Spain
Jose Luis Martin             Chief Financial Officer         Spain

          (1) JOSE MARIA RUBIRALTA is Chief Executive Officer and President of Izasa.
          (2) FRANCISCO RUBIRALTA serves on the Board of Directors of the Issuer and is Chief Executive Officer and President of Grupo C.E.L.S.A. Grupo C.E.L.S.A. has the same address as the Parent.
          (3) JOSE LUIS MARTIN serves as Chief Financial Officer and Senior Vice President of the Issuer.

NAME                         POSITION WITH IZASA                 CITIZENSHIP
Jose Maria Rubiralta         Sole Director, Chief                Spain
                             Executive Officer, President
Francisco Rubiralta          Sole Director                       Spain
Jose Luis Martin             Chief Financial Officer             Spain
Salvador Casases             Vice President and General          Spain
                             Manager - Laboratory Group

NAME                         POSITION WITH MISCEL                CITIZENSHIP
Jose Maria Rubiralta         Director, President                 Spain

NAME                         POSITION WITH IL HOLDING            CITIZENSHIP
Jose Maria Rubiralta         Director, President, Chairman       Spain
                             of the Board
Francisco Rubiralta          Director, Vice Chairman             Spain
Jose Luis Martin             Director                            Spain
Carlos Pascual               Director                            Spain